Exhibit 99.1

Clarivate Analytics announces buyout of tax receivable agreement

London, UK, and Philadelphia, US, August 22, 2019—Clarivate Analytics plc (NYSE:CCC; CCC.WS), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, announced today that it has entered into an agreement (the “Release Agreement”) to pay $200 million to terminate the Tax Receivable Agreement (“TRA”) that was established on May 10, 2019 with the shareholders of the company prior to Clarivate’s initial listing on the NYSE, including Onex and BPEA. As of June 30, 2019, Clarivate carried a TRA liability of $264.6 million.

“We are delighted to have entered into an agreement to settle our obligations under the TRA, which will allow us to take full advantage of the step-up in tax basis achieved at the time of Clarivate’s original carve-out and add incremental cash flow and shareholder value,” said Jerre Stead, Executive Chairman and CEO of Clarivate Analytics. “Since I joined Clarivate in May, we have been highly dedicated to streamlining and focusing our business. Settling the TRA with agreeable terms removes reporting complexities and simplifies our structure while greatly enhancing our capacity to create shareholder value.”

Clarivate will retain the deferred tax assets related to the step-up in tax basis and net operating losses resulting from the original sale of the company by Thomson Reuters in 2016, and as such, the company will continue to benefit from increased tax amortization and does not expect any increase in cash income taxes payable. Under the terms of the TRA, Clarivate would have made the first cash payment – based on 2019 performance – in 2021. The long term TRA liability recorded on the balance sheet of $264.6 million will be satisfied when the payment under the Release Agreement is made.

This transaction was reviewed and approved by a special committee of the Board of Directors established for this purpose, not including directors affiliated with Onex and BPEA.

The termination of the TRA is subject to completion of financing on or before December 31, 2019, which Clarivate contemplates funding with debt.

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Forward-Looking Statements

This press release and oral statements made with respect to information contained in this release contains forward-looking statements regarding Clarivate Analytics. Our ability to terminate the TRA and satisfy our obligations under the Release Agreement depends upon our ability to arrange financing for the related payment we are required to make. Forward-looking statements, including those relating to our expectation that the TRA will be terminated as contemplated in this press release, provide Clarivate Analytics’ current expectations or forecasts of future events and expectations. These statements involve risks and uncertainties including factors outside of Clarivate Analytics’ control, such as market disruptions or other events that may prevent us from arranging the necessary financing, that may cause actual results to differ materially. Clarivate Analytics undertakes no obligation to update or revise the statements made herein, whether as a result of new information, future events or otherwise.

About Clarivate Analytics

Clarivate Analytics™ is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including Web of Science™, Cortellis™, Derwent™, CompuMark™, MarkMonitor™ and Techstreet™. Today, Clarivate Analytics is on a bold entrepreneurial mission to help customers reduce the time from new ideas to life-changing innovations. For more information, please visit clarivate.com.

Clarivate and its logo, as well as all other trademarks used herein are trademarks of their respective owners and used under license.

Media Contact	Investor Relations Contact
Tabita Seagrave, Head of External Communications	Anthony Gerstein, Head of Investor Relations
media.enquiries@clarivate.com	anthony.gerstein@clarivate.com